

FuelGems

A revolutionary fuel additive with potential to change the fuel industry

Problem with gasoline, diesel and bio-fuel

Deadly emissions: Contaminated air and toxic emissions from dirty fuel cause over 5 million people to die annually

Fuel has become more corrosive: Up to 70% more corrosive to the engine

Refineries need to differentiate fuel: fuel is currently a commodity that provides no extra value

Fuel is expensive: Fuel is a huge expense that everyone wants to minimize

Fuel additives are chemical heavy: Need to add to fuel in large quantities



Solution by FuelGems

FuelGems decreases emissions:
      Decreases unburnt hydrocarbons by 50%
      Decreases carbon monoxide by up to 15%
      Decreases CO_2 by up to 8%
      Decreases particulate pollution

FuelGems increases lubrication:
      Increases engine life
      Increases fuel pump life

Highly affordable (2 cents extra per gallon): Refineries can differentiate fuel and create new fuel class

Saves fuel: Up to 8% (users ROI up to 1000%)

Tiny amount needed: 1-5 grams per 260 gallons (800x times less than competing additives)



Sales pipeline traction

Pilot stage



OMV
OIL&GAS **$20+ billion revenue**
interest from BOARD OF DIRECTORS

Pilot stage



Ovostar Union
FARMING **$100+ million revenue**
interest from BOARD OF DIRECTORS

Pre-pilot stage



Marubeni
TRADING **$60+ billion Revenue**
interest from CEO

Pre-pilot stage



Suncor Energy
OIL&GAS **$30+ billion Revenue**
interest from CEO

Pilot stage



X5 Retail Group
RETAIL **$25+ billion revenue**
interest from VENTURE DIVISION

Pre-pilot stage



BP
OIL&GAS **$300+ billion revenue**
interest from CHIEF SCIENTIST

Pre-pilot stage



PKN Orlen
OIL&GAS **$30+ billion revenue**
interest from BOARD OF DIRECTORS

Pre-pilot stage



Severstal
STEEL **$6 billion revenue**
interest from INVESTMENTS DIVISION

Financial projections

Only 2 cents to treat 1 gallon of gasoline
We believe $400 million annual revenue represents 15-20 clients



REVENUE $ (million)
EBITDA $ (million)

2021	2022	2023	2024	2025	2026
1.5	15	95	164	260	410
0.4	6	40	65	105	165

EBITDA 2026 $165 (million)



*Theses are forward-looking projections which CANNOT be guaranteed.

Proprietary and patented know-how

Unique and proprietary production method, unique nanoparticle and its stabilization

 **Production method:** unique knowhow in electricity usage to form and apply plasma to produce nanoparticles

 **Chemical compounds:** synthesis of unique spherical carbon nano-sized clusters

 **Stabilization:** nanoparticle is stabilized to disperse easily in fuel and avoid conglomeration for long life of nanoparticle in fuel

Top-tier IP law firm, Knobbe Martens filed the patents



INTELLECTUAL PROPERTY LAW

 **FuelGems**

FuelGems nanotechnology is thoroughly tested

Nanotechnology, atomic, molecular and chemical testing
- Atomic force microscopy
- Transmission electron microscopy
- Scanning electron microscopy
- Raman spectroscopy
- Infrared spectroscopy
- Oxidation testing
- X-ray fluorescence spectroscopy
- Qualitative chemical analysis
- Energy-dispersive X-ray spectroscopy

Tribology and friction
- Measurement of friction
- Liquid phase electron microscopy
- Differential-phase laser scanning profilometer
- Fuel pump, testing surfaces of various fuels

Internal combustion engine testing
- Internal combustion gasoline engine bench test
- Internal combustion diesel engine bench test
- Internal combustion engine gas analyzer tests
- Real-life testing over 1,000,000 miles driven in real cars







How FuelGems makes money

The cost of fuel additive is insignificant: 2 cents treats 1 gallon of gasoline

$12 million Revenue for FuelGems: small gas station operator with 500 filling stations

$27 million Revenue for FuelGems: one refinery

220,000 gas stations and 220 refineries in USA and Europe



Future growth

Retail:
- 💧 small, medium, large gas station operators
- 💧 bunker fuel

Refineries:
- cars
- trucks
- ships
- trains
- airplanes
- electricity production (Hawaii, Japan, Jamaica, Israel)



💧
Petroleum market **is $3.5 trillion**

•
Nanoparticles will be used in products that represent over **$2 trillion** in the global economy

Source: MarketsandMarkets, European Commission



Team











Kirill Gichunts

CEO

Microsoft
EastOne (venture capital)
Semi-finalist Cleantech Open
KBC Securities
Raiffeisen/Lazard
Deloitte
Hilspen Capital Management
Global Asset Capital

UC Berkeley

Dima Vinnichenko, PhD

Scientist

National Academy of Sciences of Ukraine

National University of Shipbuilding

Jacek Jasinski, PhD

Nanotech Scientist

Conn Center for Renewable Energy
UC Merced
Lawrence Berkeley National Laboratory

UC Berkeley, Warsaw University

Yaroslav Bereznitskiy, PhD candidate
Chemical Engineer

National Academy of Sciences of Ukraine

National Aviation University

Roman Tarasov, PhD candidate
Chemical Engineer

National Academy of Sciences of Ukraine

National University of Food Technologies

 Dr. Tim Rose, advisor, automotive engineering, Cranfield University



Fundraising and milestones

- Expand production capability

- Grow customer base

- Secure further patents

- Launch a PR campaign

- Build sales and marketing to support revenue growth

- Complete additional testing

- Gain EPA (USA) and REACH (Europe) certifications



Disclaimer

The information contained herein regarding FuelGems, Inc. ("FuelGems") has been prepared solely for illustration and discussion purposes and should not be considered as an offer to buy or sell any stock (the "Stock") of FuelGems. Any offer of Stock will be made only to Accredited Investors as defined under the US Securities Act of 1933.

Any decision to invest in Stock should be made only after conducting such investigations as you deem necessary and consulting your own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of such an investment. FuelGems is not acting as your advisor or agent.

An investment in the Stock is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in the Stock can be volatile. No representation is made that the Stock will achieve certain performance goals or that any investment in the Stock will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Stock and it may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Stock, including important risk disclosures. While certain data contained herein has been prepared from information that FuelGems believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.



Contact

Kirill Gichunts

kirill@fuelgems.com
301 Congress Ave #2200, Austin, TX 78701

